Exhibit 99.2

Nano Dimension Highlights Recommendations from Leading Independent Proxy Advisors – ISS and Glass Lewis – FOR Nano Nominees

ISS Says Murchinson Lacks Go-Forward Plan and Relevant Industry Experience

Nano Urges Shareholders to Protect Their Investment and Vote “FOR” All of Nano’s Highly Qualified Nominees

Nano Encourages Shareholders to Vote by 11:59pm ET on August 30, 2023, to Ensure Their Vote Is Counted!

To Learn More About Nano’s Strategy and How to Vote: www.ProtectingNanoValue.com

Waltham, Mass., Aug. 30, 2023 (GLOBE NEWSWIRE) -- Nano Dimension Ltd. (Nasdaq: NNDM, “Nano Dimension” or “Nano” or the “Company”), a leading supplier of Additively Manufactured Electronics (“AME”) and multi-dimensional polymer, metal & ceramic Additive Manufacturing (“AM”) 3D printers, today highlighted leading proxy advisor Institutional Shareholder Services Inc.’s (“ISS”) comments about Murchinson Ltd. (“Murchinson”) and the fund’s lack of a go-forward strategic plan and understanding about Nano’s industry:

IMPORTANT NOTICE FOR NANO SHAREHOLDERS:

Both Leading Independent Proxy Advisors – ISS and Glass Lewis – Recommend You Vote FOR Nano's Nominees and AGAINST Murchinson's Nominees

"The dissident case for control falls short in several key areas, including the lack of an identified leadership team or a detailed go-forward plan, as well as a dissident slate that does not appear to have direct 3D printing industry expertise."

As such, ISS concludes:

"Support for the [Murchinson] slate is not warranted."

A vote for **ANY** of Murchinson's nominees risks handing the keys to your investment over to bad actors with questionable motives and who have admitted they have **NO KNOWLEDGE OF THE INDUSTRY OR ABILITY TO RUN THE COMPANY**.

MURCHINSON

1. **NO industry experience**
2. **NO strategic plan**
3. **NO identifiable leadership team**

TIME IS RUNNING SHORT TO VOTE!

We strongly urge you to PROTECT YOUR INVESTMENT and vote "FOR" ALL of Nano's highly qualified director candidates TODAY.

To learn more, visit www.ProtectingNanoValue.com

YOUR INVESTMENT IN NANO IS AT STAKE AND THE CHOICE IS CLEAR:

✔     Protect the long-term value creation opportunity your Nano Dimension shares present by voting FOR all of the Company’s board nominees, or

X     Allow a self-interested bad actor with NO knowledge of the business or ability to run the Company to gain access to liquidate your company and use Nano’s significant cash reserves for its own benefit.

Your vote is important. Throw away any proxy materials you may receive from Murchinson. If you have already voted, you can change your vote simply by following the instructions on your voting instruction form. Only your latest-dated vote will be counted.

Shareholders are encouraged to vote by 11:59pm ET on August 30, 2023, to ensure their vote is counted. Please follow the instructions on your voting instruction form as your broker may impose earlier voting cut-offs.

If you have questions about how to vote your shares, please contact:

INNISFREE M&A INCORPORATED Shareholders, Call Toll-Free at (877) 717-3923 (for U.S. and Canada) Or +1 (412) 232-3561 (all other countries). Banks and Brokers, Call Collect: (212) 750-5833

About Nano Dimension

Nano Dimension’s (Nasdaq: NNDM) vision is to transform existing electronics and mechanical manufacturing into Industry 4.0 environmentally friendly & economically efficient precision additive electronics and manufacturing – by delivering solutions that convert digital designs to electronic or mechanical devices - on demand, anytime, anywhere.

Nano Dimension’s strategy is driven by the application of deep learning-based AI to drive improvements in manufacturing capabilities by using self-learning & self-improving systems, along with the management of a distributed manufacturing network via the cloud.

Nano Dimension serves over 2,000 customers across vertical target markets such as aerospace & defense, advanced automotive, high-tech industrial, specialty medical technology, R&D and academia. The company designs and makes Additive Electronics and Additive Manufacturing 3D printing machines and consumable materials. Additive Electronics are manufacturing machines that enable the design and development of High-Performance-Electronic-Devices (Hi-PED®s). Additive Manufacturing includes manufacturing solutions for production of metal, ceramic, and specialty polymers-based applications - from millimeters to several centimeters in size with micron precision.

Through the integration of its portfolio of products, Nano Dimension is offering the advantages of rapid prototyping, high-mix-low-volume production, IP security, minimal environmental footprint, and design-for-manufacturing capabilities, which is all unleashed with the limitless possibilities of additive manufacturing.

For more information, please visit  www.nano-di.com.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Nano Dimension is using forward-looking statements in this press release when it discusses Murchinson’s intentions related to the Company. Because such statements deal with future events and are based on Nano Dimension’s current expectations, they are subject to various risks and uncertainties. Actual results, performance, or achievements of Nano Dimension could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano Dimension’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 30, 2023, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano Dimension undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Nano Dimension is not responsible for the contents of third-party websites.

NANO DIMENSION INVESTOR RELATIONS CONTACT
Investor Relations | ir@nano-di.com

NANO DIMENSION MEDIA CONTACTS
Kal Goldberg / Bryan Locke / Kelsey Markovich | NanoDimension@fgsglobal.com

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